CONTANGO OIL & GAS COMPANY

717 Texas Ave., Suite 2900

Houston, Texas 77002

(713) 236-7400

December 18, 2015

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:Contango Oil & Gas Company

Form 10-K for Fiscal Year Ended December 31, 2014
Response Dated October 22, 2015
File No. 1-16317

Ladies and Gentlemen:

Set forth below are the responses of Contango Oil & Gas Company (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2015, with respect to Form 10-K for Fiscal Year Ended December 31, 2014, File No. 1-16317, filed with the Commission on March 3, 2015 (the “2014 Annual Report”),   response dated October 22, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K for Fiscal Year Ended December 31, 2014 unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 1

Properties, page 35

Proved Undeveloped Reserves, page 40

1.We have read your response to prior comment number two. We reissue our comment in part as you have not explained to us how you have taken into consideration your historical conversion rate and the proposed reduction in the 2015 capital budget in adopting a development plan that results in the conversion of the 66.5 Bcfe of proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves. As part of your response, please address the disclosure requirements relating to undeveloped reserves in Item 1203(d) of Regulation S-K, the definition of

Securities and Exchange Commission

December 18, 2015

undeveloped reserves under Rule 4-10(a)(31)(ii) in Regulation S-X, and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

RESPONSE:

Contango’s development plan is prioritized based on the capital requirements and net present value of potential wells. Generally, our plan is to convert proved undeveloped reserves to developed reserves in an order that is based on their economic importance and impact on production and cash flow, but other factors may be considered such as technical merit, product type, location, other working interest partners, etc.  Future drilling plans and timelines are reevaluated at the end of each fiscal year based on updated reserve reports, current drilling cost estimates, and product price forecast.

The following table summarizes our conversion rate in 2014 and year to date 2015. This table illustrates that during 2014 and 2015, we converted 29% and 26% respectively, of the total net present value of the proved undeveloped reserves at the beginning of the applicable year.

	Oil	NGL	Gas	Equivalent
	Mbo	Mb	Mmcf	Mmcfe	Capital	PV10

PUD Reserves @ 12/31/2013	4,475	1,505	22,395	58,273	$162,155	$192,455
Total PUD Reserves Drilled in 2014	1,099	189	3,243	10,974	$35,682	$55,865
% of Beginning Period PUD Reserves Converted	25%	13%	14%	19%	22%	29%

PUD Reserves @ 12/31/2014	4,302	1,872	29,416	66,459	$197,136	$138,882
Total PUD Reserves Drilled in 2015 to date	674	272	1,357	7,034	$8,336	$36,427
% of Beginning Period PUD Reserves Converted	16%	15%	5%	11%	4%	26%

As shown in the table below, Contango had the budget capability of converting 100% of its proved undeveloped reserves to developed reserves in 2014. Although Contango’s drilling and completion budget for 2015 has been reduced due to the continued drop in oil and gas prices since the first of the year, the Company still had the capability to convert 100% of undeveloped reserves to developed in less than 3.5 years at the current estimated spend rate.

Securities and Exchange Commission

December 18, 2015

Capital Required		Years Required
to Convert		to Convert
PUD Reserves	Total Capital	Remaining
at 12/31/2013	Spent in 2014	PUD Reserves
$162,155	$188,529	0.86

Capital Required		Years Required
to Convert	Total Capital	to Convert
PUD Reserves	Estimated to	Remaining
at 12/31/2014	be Spent in 2015	PUD Reserves
$197,136	$60,046	3.28

Finally, due to the continued drop in oil and gas prices during 2015, it is likely that our Company’s proved undeveloped reserves at 12/31/2015 will be revised downward based on current well economics and that the budget years required to convert 100% of our December 31, 2015 proved undeveloped reserves to developed reserves will drop to less than 2 years. We plan to discuss the impact of the low commodity price environment and its effect on our future proved undeveloped reserve development in our Annual Report on Form 10-K for the year ended December 31, 2015.

Notes to Consolidated Statements

Supplemental Oil and Gas Disclosures (Unaudited), page F-38

Natural Gas and Oil Reserves, page F-40

2.We have read your response to prior comment number four and reissue our comment in part. Please note that the requirement to provide separate disclosure regarding reserves attributable to your investment in Exaro under FASB ASC paragraphs 932-235-50-4 through 932-235-50-7 is independent from the requirement from, and not conditioned on, the requirement to provide full financial statements of Exaro under Rule 3-09 of Regulation S-X. See FASB ASC paragraph 932-235-50-8(c). Accordingly, expand your disclosure to include an appropriate explanation of the significant changes in net quantities of proved reserves attributable to your investment in Exaro.

RESPONSE:

We agree with your comment that the requirement to provide separate disclosure regarding reserves attributable to our investment in Exaro is independent from the requirement from, and not conditioned on, the requirement to provide full financial statements of Exaro. Although we provided the appropriate disclosures for Exaro in the Supplemental Oil and Gas

Securities and Exchange Commission

December 18, 2015

Disclosures, we reiterate our belief that the changes in net quantities of proved reserves attributable to our investment in Exaro was not significant qualitatively or quantitatively to warrant further explanation. As we discussed in our previous response, there is sufficient discussion of Exaro’s operations in “Item 1. Business—Properties—Onshore Investments—Jonah Field—Sublette County, Wyoming” in the Annual Report on Form 10-K for the years ended December 31, 2013 and 2014 indicating that extensions and discoveries increased as the number of wells drilled and producing increased each year from Exaro’s inception of operations in 2012 through 2014. In future Annual Reports on Form 10-K, we will request that Exaro include a narrative description of reasons for revisions and extensions of Exaro’s proved reserves through the past year to the extent such revisions and extensions are material to the Company.

Exhibit 99.3

3.We have read your response to prior comment nine and the draft report prepared by W.D. Von Gonten and Company. We reissue our prior comment in part as the draft report does not provide figures for the average realized prices by product type for the reserves included in the report. We consider this information to be part of the discussion of primary economic assumptions required by Item 1202(a)(8)(v) of Regulation S-K. Please expand the “Product Prices Discussion” within the draft report to provide this information.

RESPONSE:

W.D. Von Gonten and Company has revised the form of summary report of proved reserves as of December 31, 2014 addressing the foregoing comment in the form of the draft provided to the Staff as a supplement.  Following completion of this review, the Company proposes to file the revised summary reserve report as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2014 by amendment.

*****

Securities and Exchange Commission

December 18, 2015

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

CONTANGO OIL & GAS COMPANY

By:  /s/  E. JOSEPH GRADY

Name:E. Joseph Grady

Title:   Senior Vice President and Chief Financial

Officer

Enclosures

cc:John Hodgin (Securities and Exchange Commission)

John A. Thomas (Contango Oil & Gas Company)

James M. Prince (Vinson & Elkins L.L.P.)

October 19, 2015

Mr. Steve Mengle

Senior Vice President of Engineering

Contango Oil & Gas Company

717 Texas Ave, Ste. 2900

Houston, Texas 77002

        Re:  Engineering Evaluation

          Estimate of Reserves & Revenues

          SEC Year End 2014 Pricing

        “As of” January 1, 2015

Dear Mr. Mengle:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Exaro Energy III, LLC (Exaro).  Contango Oil & Gas Company (Contango) owns a portion of Exaro’s interest in these oil and gas assets and does not consolidate the reserves listed below with their own. This report was initially completed on January 28, 2015 and is being amended on October 19, 2015. The properties represented herein are located in the Jonah field of Sublette County, Wyoming.  A summary of the discounted future net revenue attributable to 100% of Exaro’s net Proven oil and gas reserves, “As of” January 1, 2015, is as follows:

	Net to Exaro Energy III, LLC
SEC Year End 2014 Pricing	Proved Dev. Producing			Proved Dev. Non Producing			Proved Undeveloped		Total
	New Wells	Old Wells	Total	New Wells	Old Wells	Total	New Wells	Total	Proved

Reserve Estimates
Oil/Cond., Mbbl	629.3	780.2	1,409.6	20.4	3.6	24.1	708.4	708.4	2,142.1
Gas, MMcf	43,684.9	76,355.0	120,039.9	1,784.3	402.7	2,186.9	54,941.2	54,941.2	177,168.0
Gas Equivalent, MMcfe	47,460.9	81,036.5	128,497.4	1,906.8	424.5	2,331.2	59,191.7	59,191.7	190,020.3

Revenues
Oil, $ (17.2)%	53,751,598	66,749,766	120,501,375	1,743,896	311,171	2,055,066	60,505,781	60,505,781	183,062,219
Gas, $ (82.8)%	219,293,656	373,288,344	592,582,000	8,956,788	1,968,802	10,925,590	275,799,125	275,799,125	879,306,750
Total, $	273,045,254	440,038,110	713,083,375	10,700,684	2,279,973	12,980,656	336,304,906	336,304,906	1,062,368,969

Expenditures
AdValorem Taxes, $	12,980,542	22,648,672	35,629,211	508,709	117,350	626,059	15,987,900	15,987,900	52,243,168
Severance Taxes, $	13,952,611	24,466,113	38,418,727	546,805	126,767	673,571	17,185,182	17,185,182	56,277,473
Direct Operating Expense, $	44,751,078	103,756,484	148,507,547	1,406,972	0	1,406,972	46,934,215	46,934,215	196,848,766
Variable Operating Expense, $	22,658,215	41,293,273	63,951,496	921,765	217,673	1,139,438	28,968,154	28,968,154	94,059,078
Total, $	94,342,446	192,164,542	286,506,981	3,384,251	461,790	3,846,040	109,075,451	109,075,451	399,428,485

Investments
Capital, $	1,511,863	4,657,088	6,168,952	1,573,774	422,793	1,996,567	98,880,758	98,880,758	107,046,273

Estimated Future Net Revenues(FNR)
Undiscounted FNR	177,190,922	243,216,406	420,407,219	5,742,658	1,395,391	7,138,050	128,348,688	128,348,688	555,894,000
FNR Disc. @ 10%	99,314,711	133,933,969	233,248,672	3,060,837	901,055	3,961,892	35,280,059	35,280,059	272,490,750

Allocation Percentage by Classification
FNR Disc. @ 10%	36.4%	49.2%	85.6%	1.1%	0.3%	1.5%	12.9%	12.9%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Preparation

Purpose of Report – The original purpose of this report was to provide Exaro with a projection of future reserves and revenues attributable to certain Proved oil and gas interests presently owned. Subsequently, the purpose of this amended report is to provide Contango with a report to be included as an exhibit in a filing made by Contango with the U.S. Securities and Exchange Commission (SEC). W.D. Von Gonten & Co. has utilized all methods and procedures it considers necessary to prepare this report. The assumptions, data, methods, and procedures utilized have been deemed appropriate by us for the purpose served by this report.

Scope of Report – W.D. Von Gonten & Co. was engaged by Exaro to estimate the reserves and revenues associated with the properties included in this report.  Once reserves were estimated, future revenue projections were generated utilizing SEC pricing guidelines.

Reporting Requirements – SEC Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.  Reporting probable and possible reserves is optional. Probable and possible reserves must be reported separately from proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The reserve and revenue projections represented herein are on a calendar year basis, with the first time period beginning January 1, 2015 and ending December 31, 2015.

Property Discussion

Exaro signed an Earning and Development Agreement (EDA) with Encana Oil & Gas (Encana) in April 2012 that allowed them to gradually obtain increasing levels of ownership in the Jonah field. As part of the EDA, Exaro’s interest in each well drilled prior to the April 2012 agreement (old Proved Developed Producing (PDP) wells) continued to increase as Encana drilled additional wells (new wells) within the field. Exaro’s interest in the new wells stayed constant for the life of the well. For each new well drilled within the EDA, Exaro paid for 100% and earned 32.5% of Encana’s interest in the new wellbore until Exaro was fully earned into their devoted interest. In addition, for each new well drilled, Exaro earned 0.40% interest in the old PDP wells and related leasehold if Encana’s working interest in the new well location was 100% and a proportional share if not.

Exaro Energy III, LLC – Reserves and Revenues – SEC Pricing – October 19, 2015 - Page 2

As of the date of this report, Encana has sold its ownership to Jonah Energy, LLC (Jonah Energy). Exaro notified Jonah Energy of its intent to terminate the EDA effective May 12, 2014, and thereafter participate under the existing Joint Operating Agreements (JOA’s) going forward.  Exaro currently has no locations left under the EDA. All wells are proposed under the JOA and Exaro has the right to participate for its working interest in each well.  Currently there are 181 vertical and two horizontal locations proposed to be drilled over the next five years with four being scheduled to drill each month.

Within the PNP category, Jonah Energy and Exaro have scheduled approximately 60 currently producing wells for their artificial lift program. The goal is to lower tubing into the active perfs to help reduce bottom hole pressure. The total cost will be $36,500 per well.

Production in this area is primarily from the Lance sand which can range from 8,000’ to 11,000’ in depth and approach 3000’ in interval thickness.

Exaro has divided the Jonah field into three areas based on location and production performance characteristics. The Updip area covers the western portion of Exaro’s acreage. The Downdip area covers the central and northern acreage. The Antelope area covers the acreage in the eastern portion of the field. Since the signing of the agreement, Encana has drilled 135 new wells in the Jonah field. These new wells span across the Antelope, Downdip, and Updip areas of the field. W.D. Von Gonten & Co. originally developed three type curves for these areas and applied the reserves to the upside locations scheduled in this report. Due to the increasing amount of production data available, W.D. Von Gonten & Co. decided to break the Updip section into several parts and raise the type curve in the eastern portion, leave the central portion at the original type curve and lower the western portion’s type curve.

At the beginning of 2014, Jonah Energy drilled a horizontal well in section 29 of the Antelope area. This well suffered damage caused by an altered frac fluid. It is currently producing at a gross rate of 3 MMcf/day with an EUR of 7.5 Bcf. There is a north and south location scheduled to be drilled later this year. These two locations have been included herein.

Reserves Discussion

Reserves estimates represented herein were generally determined through the implementation of various methods including, but not limited to, performance decline, analogy and type curve analysis.  Based on the amount of available data, one or more of the above methods was utilized as deemed appropriate.

Over the course of August 2013 through May 2014, 50 new wells were drilled and completed with substantially lower IP rates and estimated ultimate recoveries (EUR). Encana and Schlumberger altered a chemical additive in the frac fluids which negatively impacted the performance of the wells. At the time of this report, the frac fluid has been returned to the original formula and recent results using the original frac formula are showing a return to the EUR numbers and curves pre-August 2013.

W.D. Von Gonten & Co. reviewed diagnostic plots of wells frac’d with the original fluid and wells frac’d with the altered fluid. This diagnostic analysis used the concept of material balance time developed by W. John Lee and Tom A. Blasingame. This analysis consisted of plotting the gas production data as adjusted-pressure-normalized gas rate versus adjusted time. The wells frac’d with the altered fluid showed lower initial deliverability than the wells frac’d with the original frac fluid. As time progressed the deliverability increased for the wells frac’d with the altered fluid.

Even though the deliverability is increasing, it will never reach the level of the original frac fluid wells indicating overall poorer performance. This increase in deliverability may be the result of perforation unplugging and fractures, which were not previously connected to the wellbore, beginning to produce.

Using the diagnostic plots, W.D. Von Gonten & Co. was able to support the theory of well damage due to the altered frac fluid.

Exaro Energy III, LLC – Reserves and Revenues – SEC Pricing – October 19, 2015 - Page 3

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Product Prices Discussion

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  This method, as applied for the purposes of this report, renders a price of $94.99 per barrel of oil and $4.35 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied on a field basis to reflect the actual prices received at the wellhead.  Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.   W.D. Von Gonten & Co. determined historical pricing differentials from lease operating data provided by Exaro representing the time period of November 2013 through October 2014. The average realized prices for the new wells are $88.15 per barrel of oil and $4.96 per mcf of gas while the average realized prices for the old wells are $88.28 per barrel of oil and $4.83 per mcf of gas.

W.D. Von Gonten & Co. included the NGL uplift within the gas price differential for the new wells. Due to existing and new contracts, the old wells do not receive the NGL uplift whereas the new wells receive the uplift for the life of each property.

Operating Expenses and Capital Costs Discussion

Projected monthly operating expenses associated with the Jonah properties were based on the review of lease operating data provided by Exaro for the time period of January through November 2014. Using the supplied data, W.D. Von Gonten & Co. applied a gross direct expense of $3,300 per month and a net variable cost of $0.53 per Mcf to every well. All direct and variable operating expenses were held constant for the economic life of the properties.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment liabilities associated with these properties were supplied by Exaro for the purposes of this report.  As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of Exaro’s estimates regarding abandonment.  A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Data Sources – Data furnished by Exaro included basic well information, lease operating statements, ownership, pricing, and production information on certain leases. IHS Energy archives was utilized to view the production for some of the wells included in this report.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil and gas volumes represented

Exaro Energy III, LLC – Reserves and Revenues – SEC Pricing – October 19, 2015 - Page 4

herein. The reserves in this report can be produced under current regulatory guidelines.  Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.

Phillip R. Hunter, a Registered Texas Professional Engineer, and Vice President of W.D. Von Gonten and Co. Petroleum Engineering since 2004, is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from Texas A & M University 1999; member of the Society of Petroleum Engineers; member of the Society of Petroleum Evaluation Engineers; and more than 16 years of practical experience in estimating and evaluating reserve information and estimating and evaluating reserves.

Thank you for the opportunity to assist Exaro Energy III, LLC with this project.

Respectfully submitted,

Phillip Hunter, P.E.

TX #96590

Jamie Foster

Reviewed by:

W.D. Von Gonten, Jr., P.E.

TX #73244

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